UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Centerline Holding Company
(Name of Issuer)
Common Shares of Beneficial Interest
(Title of Class of Securities)
15188T108
(CUSIP Number)
Andrew L. Farkas
c/o Island Capital Group LLC
717 Fifth Avenue, 18th Floor
New York, New York 10022
(212) 705-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 23, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	15188T108

1	NAMES OF REPORTING PERSONS C3 Initial Assets LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		139,663,545

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		139,663,545

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	139,663,545

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	70.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Transactions, 58,421,517 common shares of beneficial interest (“Common Shares“) of the Issuer were outstanding.
The 70.5% of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Persons is computed in accordance with Securities and Exchange Commission rules. The Reporting Persons, along with all other holders of the Issuer’s Special Series A Shares, will have their Special Series A Shares automatically converted into Common Shares of the Issuer upon approval, by the Issuer’s shareholders at a shareholders meeting, of an amendme nt to the Issuer’s Restated Trust Agreement increasing the number of authorized Common Shares. After such shareholder approval and the automatic conversion of the Special Series A Shares held by the Reporting Persons and all other holders of Special Series A Shares, the Reporting Persons would beneficially own approximately 40.1% of all outstanding Common Shares.

CUSIP No.	15188T108

1	NAMES OF REPORTING PERSONS C-III Capital Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		139,663,545

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		139,663,545

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	139,663,545

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	70.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Transactions, 58,421,517 Common Shares were outstanding.
The 70.5% of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Persons is computed in accordance with Securities and Exchange Commission rules. The Reporting Persons, along with all other holders of the Issuer’s Special Series A Shares, will have their Special Series A Shares automatically converted into Common Shares of the Issuer upon approval, by the Issuer’s shareholders at a shareholders meeting, of an amendment to the Issuer’s Restated Trust Agreement increasing the number of authorized Common Shares. After such shareholder approval and the automatic conversion of the Special Series A Shares held by the Reporting Persons and all other holders of Special Series A Shares, the Reporting Persons would beneficially own approximately 40.1% of all outstanding Common Shares.

CUSIP No.	15188T108

1	NAMES OF REPORTING PERSONS Island C-III Manager LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		139,663,545

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		139,663,545

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	139,663,545

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	70.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Transactions, 58,421,517 Common Shares were outstanding.
The 70.5% of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Persons is computed in accordance with Securities and Exchange Commission rules. The Reporting Persons, along with all other holders of the Issuer’s Special Series A Shares, will have their Special Series A Shares automatically converted into Common Shares of the Issuer upon approval, by the Issuer’s shareholders at a shareholders meeting, of an amendment to the Issuer’s Restated Trust Agreement increasing the number of authorized Common Shares. After such shareholder approval and the automatic conversion of the Special Series A Shares held by the Reporting Persons and all other holders of Special Series A Shares, the Reporting Persons would beneficially own approximately 40.1% of all outstanding Common Shares.

CUSIP No.	15188T108

1	NAMES OF REPORTING PERSONS Anubis Advisors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		139,663,545

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		139,663,545

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	139,663,545

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	70.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Transactions, 58,421,517 Common Shares were outstanding.
The 70.5% of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Persons is computed in accordance with Securities and Exchange Commission rules. The Reporting Persons, along with all other holders of the Issuer’s Special Series A Shares, will have their Special Series A Shares automatically converted into Common Shares of the Issuer upon approval, by the Issuer’s shareholders at a shareholders meeting, of an amendment to the Issuer’s Restated Trust Agreement increasing the number of authorized Common Shares. After such shareholder approval and the automatic conversion of the Special Series A Shares held by the Reporting Persons and all other holders of Special Series A Shares, the Reporting Persons would beneficially own approximately 40.1% of all outstanding Common Shares.

CUSIP No.	15188T108

1	NAMES OF REPORTING PERSONS Island Capital Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		139,663,545

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		139,663,545

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	139,663,545

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	70.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Transactions, 58,421,517 Common Shares were outstanding.
The 70.5% of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Persons is computed in accordance with Securities and Exchange Commission rules. The Reporting Persons, along with all other holders of the Issuer’s Special Series A Shares, will have their Special Series A Shares automatically converted into Common Shares of the Issuer upon approval, by the Issuer’s shareholders at a shareholders meeting, of an amendment to the Issuer’s Restated Trust Agreement increasing the number of authorized Common Shares. After such shareholder approval and the automatic conversion of the Special Series A Shares held by the Reporting Persons and all other holders of Special Series A Shares, the Reporting Persons would beneficially own approximately 40.1% of all outstanding Common Shares.

CUSIP No.	15188T108

1	NAMES OF REPORTING PERSONS Andrew L. Farkas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		139,663,545

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		139,663,545

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	139,663,545

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	70.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Transactions, 58,421,517 Common Shares were outstanding.
The 70.5% of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Persons is computed in accordance with Securities and Exchange Commission rules. The Reporting Persons, along with all other holders of the Issuer’s Special Series A Shares, will have their Special Series A Shares automatically converted into Common Shares of the Issuer upon approval, by the Issuer’s shareholders at a shareholders meeting, of an amendment to the Issuer’s Restated Trust Agreement increasing the number of authorized Common Shares. After such shareholder approval and the automatic conversion of the Special Series A Shares held by the Reporting Persons and all other holders of Special Series A Shares, the Reporting Persons would beneficially own approximately 40.1% of all outstanding Common Shares.

CUSIP No.	15188T108
Item 4. Purpose of Transaction
Item 4 is amended by adding the following:
The Reporting Persons intend to recommend to the Issuer’s Board of Trustees (the “Board”) that the Board replace two of the existing four independent Trustees of the Issuer. Once the Reporting Persons have identified the suggested replacements, the Reporting Persons intend to make their recommendations to the Board. The Reporting Persons will amend this Schedule 13D to report if any of its recommended persons are elected as Trustees of the Issuer.

CUSIP No.	15188T108
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 23, 2010

C3 INITIAL ASSETS LLC
By:	/s/ Jeffrey P. Cohen
	Name:	Jeffrey P. Cohen
	Title:	President

C-III CAPITAL PARTNERS LLC
By:	Island C-III Manager LLC, its Manager

By:	/s/ Andrew L. Farkas
	Name:	Andrew L. Farkas
	Title:	Chief Executive Officer

ISLAND C-III MANAGER LLC
By:	/s/ Andrew L. Farkas
	Name:	Andrew L. Farkas
	Title:	Chief Executive Officer

ANUBIS ADVISORS LLC
By:	/s/ Andrew L. Farkas
	Name:	Andrew L. Farkas
	Title:	Chief Executive Officer

ISLAND CAPITAL GROUP LLC
By:	/s/ Andrew L. Farkas
	Name:	Andrew L. Farkas
	Title:	Chairman and Chief Executive Officer

/s/ Andrew L. Farkas
Andrew L. Farkas